SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
(CUSIP Numbers)

Gregory B. Maffei
c/o GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

Series A common stock: 36164V 305 Series B common stock: 36164V 404

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,192,704 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 1,192,704 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,192,704 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.2% (5) Series B Common Stock: 26.9% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 859 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Gregory B. Maffei (“Mr. Maffei”).

(2)	Includes (i) (x) 256,657 shares of Series A Common Stock and (y) 1,245,063 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable within 60 days after November 21, 2020, and (ii) 2,957 shares of Series A Common Stock subject to restricted stock units, which vest within 60 days after November 21, 2020.

(3)	Includes 531,650 shares of Series A Common Stock held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children.

(4)	Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 2,735,591 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.7% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(5)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 101,351,276 and the total number of shares of Series B Common Stock outstanding was 4,488,568, in each case, as of October 31, 2020, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise or vesting, as applicable, of all options, restricted stock units and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable, or which vest, within 60 days after November 21, 2020. 7,199,697 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of September 30, 2020, as reported by the Issuer in its 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on March 16, 2018, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on December 21, 2018, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on June 29, 2020 and Amendment No. 4 to the Statement on Schedule 13D filed with the SEC on August 7, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Mr Maffei acquired beneficial ownership of an additional (x) 2,957 shares of Series A Common Stock on October 11, 2020 as a result of the vesting on December 10, 2020 of restricted stock units and (y) 148,100 shares of Series A Common Stock reported in this Amendment on November 1, 2020 pursuant to the December 31, 2020 vesting of options to purchase 148,100 shares of Series A Common Stock, in each case, which were granted pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer (as more specifically described in Item 5 of this Statement).

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On October 9, 2020, a putative class action complaint was filed by two purported stockholders of GCI Liberty in the Court of Chancery of the State of Delaware under the caption Hollywood Firefighters’ Pension Fund, et al. v. GCI Liberty, Inc., et al. On October 11, 2020, a new version of the complaint was filed, and the case has been assigned Case No. 2020-0880. The lawsuit names as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors. The lawsuit alleges, among other things, that Mr. Maffei, a director and the President and Chief Executive Officer of GCI Liberty and Liberty Broadband, and Mr. John C. Malone, the Chairman of the Board of Directors of GCI Liberty and Liberty Broadband, in their purported capacities as controlling stockholders and directors of GCI Liberty, and the other directors of GCI Liberty, breached their fiduciary duties by approving Liberty Broadband’s acquisition of all of the outstanding shares of GCI Liberty in the Combination. The lawsuit further alleges that the Combination violates Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) and that the joint proxy statement/prospectus that was filed by GCI Liberty and Liberty Broadband with the SEC on October 30, 2020 in connection with the Combination misstates and omits material information. The lawsuit also alleges that various prior and current relationships among members of the GCI Liberty special committee, Mr. Malone and Mr. Maffei render the members of the GCI Liberty special committee not independent. GCI Liberty and Liberty Broadband believe this lawsuit is without merit.

Stipulation and Proposed Order

The lawsuit seeks certification of a class action, declarations that Mr. Maffei and Mr. Malone and the other directors of GCI Liberty breached their fiduciary duties and that the Combination violates Section 203 of the DGCL, an injunction barring the stockholder vote and the Combination, and the recovery of damages and other relief. On October 15, 2020, the plaintiffs filed a motion for expedited proceedings. On October 27, 2020, after a hearing, the Court granted the motion. On November 6, 2020, the Court entered an order setting a hearing on the plaintiffs’ motion for preliminary injunction for December 7, 2020.

On November 21, 2020, the plaintiffs and defendants filed a stipulation and proposed order (the “Agreed Stipulation and Order”) describing an agreement reached among them, including plaintiffs’ agreement to dismiss their claim that the Combination violates Section 203 of the DGCL as moot and to withdraw their motion for preliminary injunction in return for certain agreements by Mr. Malone and Mr. Maffei described below. The parties also requested the Court cancel the hearing on that motion scheduled for December 7, 2020, and stay further discovery pending the outcome of the stockholder vote on the Combination.

As part of the agreement reached among the parties to the lawsuit, Mr. Maffei agreed that he will convert each outstanding share of Series B Common Stock he beneficially owns immediately prior to the Effective Time into one share of Series A Common Stock. As a result, Mr. Maffei will be entitled to receive 0.580 of a share of Liberty Broadband’s non-voting Series C common stock, $0.01 par value per share (the “Liberty Broadband Series C Common Stock”) for each such share of Series A Common Stock beneficially owned prior to the Combination pursuant to the Merger Agreement. Mr. Maffei will not be entitled to receive any shares of Liberty Broadband’s Series B common stock, $0.01 par value per share (the “Liberty Broadband Series B Common Stock”), in the Combination.  In addition, Mr. Maffei agreed that immediately following the exercise of any options to acquire Liberty Broadband Series B Common Stock that Mr. Maffei holds as a result of the Combination, he will exchange each share of Liberty Broadband Series B Common Stock issued upon such exercise for one share of non-voting Liberty Broadband Series C Common Stock. Mr. Maffei also agreed that this exchange obligation will remain in effect even if those options to acquire Liberty Broadband Series B Common Stock are transferred by him.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,192,704 shares of Series A Common Stock (including (A) 859 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (B) 531,650 shares held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children, (C) 256,657 shares that are issuable upon the exercise of options, which are exercisable within 60 days after November 21, 2020 and (D) 2,957 shares that are issuable upon the vesting of restricted stock units, which vest within 60 days after November 21, 2020), which shares represent approximately 1.2% of the outstanding shares of Series A Common Stock, and (ii) 1,542,887 shares of Series B Common Stock (including 1,245,063 shares that are issuable upon the exercise of options, which are exercisable within 60 days after November 21, 2020), which shares represent approximately 26.9% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are based on 101,351,276 shares of Series A Common Stock and 4,488,568 shares of Series B Common Stock, in each case, outstanding as of October 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 5, 2020 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise or vesting, as applicable, of all options, restricted stock units and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable, or which vest, within 60 days after November 21, 2020. Furthermore, there were 7,199,697 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”) outstanding as of September 30, 2020, as reported in the 10-Q. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)       On October 11, 2020, Mr Maffei acquired beneficial ownership of 2,957 shares of Series A Common Stock as a result of the vesting on December 10, 2020 of restricted stock units. On November 1, 2020, Mr. Maffei acquired beneficial ownership of 148,100 shares of Series A Common Stock as a result of the vesting on December 31, 2020 to purchase 148,100 shares of Series A Common Stock held by Mr. Maffei at an exercise price of $57.48 per share. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The information contained in Item 4 of this Amendment is incorporated into this Item 6 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020

/s/ Gregory B. Maffei
Gregory B. Maffei